Exhibit A

Ceragon Comments on Aviat’s Self-Serving Attempt to Take Control of Ceragon’s Board and
Rejects Aviat’s Opportunistic Indication of Interest that Significantly Undervalues Ceragon

Ceragon’s Strategy Has Driven Increased Bookings and Market Share Gains – and is Expected to
Create Significant Revenue Growth, Margin Expansion and Shareholder Value

Aviat’s Demand to Appoint Five Hand-Picked Directors to Ceragon’s Board Violates Ceragon’s Articles

Ceragon Files a Proxy Statement in Connection with an Extraordinary General Meeting;
Urges Shareholders to Vote Against the Removal of Ceragon’s Directors on the
WHITE Proxy Card

Ceragon’s Largest Shareholder, Joseph D. Samberg, Founder & CEO of JDS Capital, Affirms His
Support for the Company, Management and Board; His View that Aviat’s Acquisition Proposal Is
Well Below Ceragon’s Fair Value; and His Intention to Vote For Ceragon’s Board and Against
Aviat’s Request to Remove Any of our Existing Directors

Ceragon to Host Investor Conference at 9:00 AM Eastern Time Today

Rosh Ha’ain, Israel, 18 July 2022 – Ceragon Networks Ltd. (NASDAQ: CRNT) (the “Company”, “Ceragon”, “we”, “us”, or “our”) today issued the following letter to shareholders concerning the response of Ceragon’s Board of Directors (the “Board”) to an unsolicited, highly conditional, non-binding indication of interest from Aviat Networks, Inc. (NASDAQ: AVNW), a competitor of Ceragon.

The letter to shareholders and other supplemental information, including a presentation, will be posted to Ceragon’s investor relations website here.

In addition, the Company will host a Zoom web conference today at 9:00 AM ET to discuss Aviat’s unsolicited indication of interest and proxy contest, as well as its strategy and business. You can access the web conference here.

The full text of the letter to shareholders follows:

18 July 2022

Dear Fellow Shareholder,

As you may know, Ceragon recently received an unsolicited, highly conditional, non-binding indication of interest (“IOI”) from its competitor, Aviat Networks, Inc. (“Aviat”), to acquire Ceragon at a price of $2.80 per share. After a careful and thorough review, conducted in consultation with our independent financial and legal advisors, the Board unanimously reached a conclusion that Aviat’s IOI significantly undervalues the Company, does not provide certainty of closure, is opportunistically timed, carries significant risks to the Company and, as such, is not in the best interests of shareholders – other than those of Aviat.

In support of its hostile attempt to acquire Ceragon, Aviat has launched a proxy fight, calling an Extraordinary General Meeting of Ceragon’s shareholders (the “EGM”) in an attempt to take control of the Board and push through their opportunistic acquisition offer with the support of their director nominees. Moreover, they have launched this predatory action in a way that would violate our Articles of Association (the “Articles”) – as they are not permitted to nominate five directors at the EGM.

Aviat is proposing that Ceragon’s shareholders approve director nominees hand-picked by Aviat to control Ceragon’s Board and to be entrusted with leading negotiations for a potential transaction with Aviat, which can obviously result in a bad deal for Ceragon shareholders.  In addition, none of Aviat’s nominees have telecom experience and all of Aviat’s nominees have either no or problematic board experience. We believe that none of Aviat’s nominees would have an incentive to fight hard to deliver value and certainty for Ceragon’s shareholders, which is troubling given Aviat’s recent reduction of its indicative price per share and its failure to provide Ceragon with firm financing commitments and deal certainty. Further, we believe Aviat’s nominees would leave Ceragon with a weak, inexperienced Board that will not be able to effectively oversee the Company’s strategy.

As part of our ongoing shareholder outreach, we have had dialogue with a number of our shareholders about this hostile attempt by Aviat to take control of our Board and our business, and we have appreciated their helpful insights and support. Our largest shareholder, Joseph D. Samberg (Founder and CEO of JDS Capital), who owns almost 10% of our shares, announced today his support for the Company, Management and Board; his view that Aviat’s acquisition proposal is well below Ceragon’s fair value; and his intention to vote for Ceragon’s Board and against Aviat’s request to remove any of our existing directors.

Ceragon’s Board is singularly focused on the best interests of the Company and on maximizing value for Ceragon’s shareholders. Indeed, our Board has been open to exploring a potential transaction with Aviat, having met with its representatives many times since 2017 to discuss the possibility of a potential business combination between the companies. We would again be willing to consider a potential combination with Aviat, but only if such combination delivers full, fair and certain value to Ceragon shareholders. Aviat’s current hostile campaign most certainly does not.

In this letter, we want to outline the issues at stake in Aviat’s hostile campaign.

Aviat’s “Trojan Horse Offer” is Merely Indicative and Far from a Firm Commitment

To be clear, Aviat’s IOI is not a real “proposal” – and any of its “terms” are subject to change (the recent decrease in Aviat’s indicative price proves that Aviat will not hesitate to change its terms).

Over the course of our recent interactions with representatives of Aviat (including a meeting in Israel) regarding a potential combination, Aviat has never delivered any documentation demonstrating a firm commitment from reputable financing sources in support of its various proposals.  In today’s volatile financial markets, we believe it is critical to have firm financing commitments to ensure deal certainty.

Moreover, Aviat wants to be able to enter into an agreement without meaningful contractual protections that would protect Ceragon and its shareholders from damages that Aviat could impose on Ceragon (their competitor), in the event that Aviat walks away from a transaction after it is signed.  Given that Aviat has already recently significantly reduced the value of its November 2021 indication, Ceragon’s shareholders should not bear the risk of Aviat’s future attempts to undercut value or terminate a transaction.

Aviat’s Self-Serving Takeover Campaign and EGM

In an attempt to distract shareholders from its low-ball IOI and lack of financing and certainty, Aviat has launched a campaign of misstatements, mischaracterizations and hostile actions.

First, Aviat tries to argue that Ceragon’s Board does not want to enter into a merger transaction.  What they fail to mention is that Ceragon met with Aviat many times since 2017 to explore a potential combination.  When we last met in June of 2022, Aviat agreed to send us a follow-up list of diligence items that we agreed to review. Instead, Aviat launched a hostile attack and never sent their follow up list. Aviat deliberately conflates our unwillingness to enter into a bad transaction for Ceragon shareholders with our willingness to explore value-creating opportunities.

Second, Aviat has attacked Ceragon’s financial performance to make the case for their hostile bid, pointing to uncontextualized stock price decline. Ceragon has indeed suffered recent negative stock price performance, particularly following supply chain disruptions facing the industry that have adversely impacted our revenue and gross margins, and the recent downturn in the broader financial markets. What Aviat fails to mention is the substantial business momentum Ceragon has experienced in recent quarters.

In particular, Ceragon has substantially increased its bookings and backlog and has experienced significant market share gains in North America – Aviat’s backyard. We understand why Aviat would try to acquire Ceragon “on the cheap” given prevailing stock prices – but we also firmly believe that a low-ball transaction that substantially undervalues Ceragon is clearly not in the best interests of Ceragon shareholders.

Finally, because our Board has refused to sell the Company for a low-ball value in a highly conditional transaction without firm financing commitments from a reputable financial institution, Aviat has decided to call the EGM in an attempt to take control of the Board.  Their proposed EGM agenda has two parts: (1) remove three highly qualified Ceragon directors and (2) add five new unqualified directors hand-picked by Aviat, which would give Aviat a control position of our Board. Aviat has launched this EGM merely to put its hand-picked nominees in control of the Ceragon Board to negotiate a transaction on behalf of Ceragon’s shareholders that would implement Aviat’s low-ball, highly conditional indication.

Moreover, Aviat has launched a proxy fight that would violate Ceragon’s shareholder-ratified Articles. While Aviat is requesting to remove three of Ceragon’s existing directors and add five of its unqualified director nominees to Ceragon’s Board, Ceragon’s Articles do not permit Aviat to nominate five directors at this EGM. Consequently, Aviat will be limited to its attempt to (1) remove Ceragon directors, and (2) provided its attempt to remove all Ceragon directors requested to be removed is successful, appoint up to three of its director nominees to fill the vacancies on our Board created by such removal.

In support of its illegitimate action, Aviat selected five director nominees to add to the Ceragon Board with little regard to Ceragon’s business:

-	ZERO have relevant telecom expertise
-	ZERO have adequate public company board experience relevant for the Ceragon Board
o	Three have no public company director experience whatsoever;
o	Mr. Foster already serves on four boards and would be considered over-boarded if he is added to Ceragon’s Board; and
o	Mr. Sadlowski served on one public company board (the CECO Environmental Board), which underperformed the market by more than 80% during his tenure.

Aviat’s hand-picked director nominees do not have the requisite expertise to lead a sophisticated, market-leading telecom company. This all leads to the inescapable conclusion that they were selected solely to force a sale to Aviat and/or to take control of Ceragon’s Board in order to disrupt Aviat’s competitor.  This is particularly troubling because if Aviat’s nominees take control of the Ceragon Board, Aviat can reduce their price (again), execute a transaction that allows Aviat to walk away if unable to secure financing, or destroy Ceragon from inside the Boardroom.

Aviat’s IOI Substantially Undervalues Ceragon and is Attempting to Deprive Ceragon’s Shareholders from the Value Upside that They Deserve

As a global innovator and leader in best-of-breed solutions for 5G wireless transport, Ceragon helps operators and other service providers worldwide to increase operational efficiency and enhance end-customers’ quality of experience with cutting-edge wireless transport and fronthaul solutions. Our unique, proprietary multicore technology and disaggregated approach to wireless transport provides highly reliable, fast-to-deploy, high-capacity wireless transport for both 4G and 5G networks – positioning Ceragon as a leading solutions provider for the 5G era. Our solutions are deployed by more than 460 service providers in more than 150 countries with more than 1 million systems deployed.

Ceragon is poised to benefit from strong underlying growth trends in the telecom industry, including a substantial pickup in global 5G adoption, growth in millimeter wave and fixed wireless broadband, and growth of private networks in multiple domains. Ceragon’s superior propriety technological capabilities have driven growth in best-of-breed 4G/5G products for Tier 1 & 2 customers. According to internal estimates, Ceragon’s products now comprise ~25% of the market for best-of-breed solutions – the larger and faster growing segment – which has rapidly grown from ~15% of the market since 2019 and is more than 3x Aviat’s current market share.

Ceragon’s core business remains strong. We have substantial momentum across our business with bookings of $179 million in the first half of 2022. Our North America business achieved $39 million of bookings in the first half of 2022 driven by recent wins with large customers, including Dish and the final trial stages of a front-haul solution for a top-three national wireless carrier. North America is now nearly Ceragon’s largest market, representing 26% of our bookings in the second quarter of 2022 – an increase of 37% from the first quarter of 2022 and up from 15% of our total bookings just three years ago. This increase is expected to drive enhanced margins with additional market share gains.

In addition, Ceragon has a number of strategic growth initiatives underway aimed to contribute to substantial long-term revenue growth, margin expansion and shareholder value creation. These initiatives include:

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North America: Continuing to increase market share gains in North America where margins tend to be higher. Ceragon has become the #1 wireless transport vendor in North America for Tier 1 operators, and we expect to increase our growth among Tier 1 operators as part of broader 5G adoption. In addition, increased infrastructure in rural broadband is expected to drive Ceragon’s growth among small carriers, private networks and wireless broadband providers in multiple domains.

-
Managed Services Supported by Software Tools: Strengthening our managed services offering to deepen our relationship with our customers, which has become an important growth vertical and a source of recurring revenue. We have already achieved bookings of ~$8 million in the first half of 2022, which is ~40% higher than our managed services bookings in the full-year 2021. Further, we expect our growing software tools segment will also provide high-margin recurring revenue via direct sales or as tools for the managed services business.

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Cell Site Routing: As part of the evolution of Open Network architecture, disaggregated CSR is a rapidly growing market that is expected to grow to $400 million over the next few years. We see an opportunity to disrupt the space with our new IP-50FX product, which help us leverage the disruptive fast-growing open network trend. While the market has only just begun to takeoff, we have already booked 216 units with average gross margins in excess of our overall margins.

We continue to develop differentiated technology, recently demonstrated by our first-to-market TIP compliant virtual indoor product.  We also have been enhancing our suite of IP-50 products using a new radio chip developed in-house, with new products expected to be released in 2023 that are aimed to improve customer penetration and drive higher margins by targeting ~40% reduced BOM. Further, we have a long track record of chipset development across 5 generations of chips, including our next-gen System-on-a-Chip (“SOC”), which is soon to be productized and we believe is three years ahead of the market.  Rather than outsourcing chip and product development to outside partners like some of our competitors, Ceragon develops industry leading technology in-house, which customers, industry leaders, research analysts and other third parties view as a significant competitive advantage.

Various temporary, exogenous factors have contributed to industry-wide global component shortages and higher shipping costs, resulting in slower conversion of our very strong bookings into revenue and an estimated ~4% reduction in our gross margins. However, we have taken a number of offsetting actions aimed at improving margins and converting bookings into revenue growth, including improving contractual terms with our partners, redesigning products and subsystems to reduce production costs, replacing one of our contract manufacturers, dedicating teams to forecast and manage component shortages and streamlining shipment process with additional vendors.

With the strength of our core business, combined with our new growth initiatives and supply chain normalization, we expect to drive revenue of $325–345 million in the full year 2023, and are targeting revenue of approximately $500 million and gross margins of at least 34–36% within the next five years.

Importantly for Ceragon shareholders, our Board has concluded, with the assistance of independent financial and legal advisors, that the IOI significantly undervalues Ceragon. This conclusion is also supported by the informed views of sophisticated third-party research analysts that have recommended an average price target of $5.08 – ~80% higher than Aviat’s indication. In fact, one research analyst publicly referred to Aviat’s IOI as a “low-ball offer”1 – an important statement in support of our position from one of the highly respected independent brokerage firms covering the telecom sector.

Further, Aviat’s indication does not reflect the additional upside in value that Ceragon is disclosing today, including our recent growth in bookings and market share.  Our strong business momentum and new growth initiatives serve to further reinforce our view that Aviat’s IOI clearly fails to deliver adequate value to Ceragon shareholders.

Our Commitment to Ceragon Shareholders

In contrast to Aviat’s unqualified nominees, Ceragon’s Board includes leaders with substantial telecom and M&A experience – including at Radware, Tdsoft, CTP Systems, RADVision and DSP Communications – and track records of delivering shareholder value. Our board is diverse and continues to refresh itself, including the addition of three independent directors at last year’s AGM.

Ceragon’s Board is willing to transact with Aviat or any other party that delivers full, fair and certain value to our shareholders. We will not, however, sell the Company at an inadequate price or enter into a sale transaction that has a high degree of uncertainty and that Aviat (a competitor) can terminate without serious consequences.

The Ceragon Board appreciates the continued dialogue with our shareholders and the valuable input received to date. We are committed to acting in the best interests of our shareholders. We look forward to continuing our strong momentum as we execute our strategic plan to generate superior shareholder value, and we are open to exploring any opportunities that will create shareholder value including a sale of the Company.

Best regards,

The Ceragon Board

1 Needham & Company, 6/28/22

Conference Call

The Company will host a Zoom web conference today at 9:00 AM ET followed by a question and answer session for the investment community.

Investors are invited to register by clicking here.

An associated presentation and supplemental information will also be available prior to the call here.

If you are unable to join us live, a recording of the call will be available on our website at www.ceragon.com within 24 hours after the call.

About Ceragon Networks

Ceragon Networks Ltd. (NASDAQ: CRNT) is the global innovator and leading solutions provider of 5G wireless transport. We help operators and other service providers worldwide increase operational efficiency and enhance end customers’ quality of experience with innovative wireless backhaul and fronthaul solutions. Our customers include service providers, public safety organizations, government agencies and utility companies, which use our solutions to deliver 5G & 4G broadband wireless connectivity, mission-critical multimedia services, stabilized communications, and other applications at high reliability and speed.

Ceragon’s unique multicore technology and disaggregated approach to wireless transport provides highly reliable, fast to deploy, high-capacity wireless transport for 5G and 4G networks with minimal use of spectrum, power, real estate, and labor resources. It enables increased productivity, as well as simple and quick network modernization, positioning Ceragon as a leading solutions provider for the 5G era. We deliver a complete portfolio of turnkey end-to-end AI-based managed and professional services that ensure efficient network rollout and optimization to achieve the highest value for our customers. Our solutions are deployed by more than 400 service providers, as well as more than 800 private network owners, in more than 150 countries. For more information please visit: www.ceragon.com.

Ceragon Networks® and FibeAir® are registered trademarks of Ceragon Networks Ltd. in the United States and other countries. CERAGON ® is a trademark of Ceragon Networks Ltd., registered in various countries. Other names mentioned are owned by their respective holders.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This document contains statements that constitute “forward-looking statements” within the meaning of the Securities Act of 1933, as amended and the Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations and assumptions of Ceragon’s management about Ceragon’s business, financial condition, results of operations, micro and macro market trends and other issues addressed or reflected therein. Examples of forward-looking statements include, but are not limited to, statements regarding: projections of demand, revenues, net income, gross margin, capital expenditures and liquidity, competitive pressures, order timing, supply chain and shipping, components availability, growth prospects, product development, financial resources, cost savings and other financial and market matters. You may identify these and other forward-looking statements by the use of words such as “may”, “plans”, “anticipates”, “believes”, “estimates”, “targets”, “expects”, “intends”, “potential” or the negative of such terms, or other comparable terminology, although not all forward-looking statements contain these identifying words.

Although we believe that the projections reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations therefrom will not be material. Such forward-looking statements involve known and unknown risks and uncertainties that may cause Ceragon’s future results or performance to differ materially from those anticipated, expressed or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to, any ongoing actions taken and future actions that may be taken by Aviat Networks or other stockholders or others; the continuing impact of the components shortage due to the global shortage in semiconductors, chipsets, components and other commodities, on our supply chain, manufacturing capacity and ability to timely deliver our products, which have caused, and could continue to cause delays in deliveries of our products and  in the deployment of projects by our customers, risk of penalties and orders cancellation created thereby, as well as profit erosion due to constant price increase, payment of expedite fees and costs of inventory pre-ordering and procurement acceleration of such inventory, and the risk of becoming a deadstock if not consumed; the continued effect of the global increase in shipping costs and decrease in shipping slots availability on us, our supply chain and customers, which have resulted, and may continue to result in, price erosion, late deliveries and the risk of penalties and orders cancellation due to late deliveries; the impact of the transition to 5G technologies on our revenues if such transition is developed differently than we anticipated; the risks relating to the concentration of a major portion of our business on large mobile operators around the world from which we derive a significant portion of our ordering, that due to their relative effect on the overall ordering coupled with inconsistent ordering pattern and volume of business directed to us, creates high volatility with respect to our financial results and results of operations; the effect of the competition from other wireless transport equipment providers and from other communication solutions that compete with our high-capacity point-to-point wireless products; the continued effect of the COVID-19 pandemic on the global economy and markets and on us and on the markets in which we operate and our and our customers, providers, business partners and contractors business and operations; the risks relating to increased breaches of network or information technology security along with increase in cyber-attack activities, growing cyber-crime threats, and changes in privacy and data protection laws, that could have an adverse effect on our business; risks associated with any failure to meet our product development timetable, including delay in the commercialization of our new chipset; imposition of additional sanctions and global trade limitations in connection with Russia’s invasion to Ukraine, the effects of general economic conditions and trends on the global and local markets in which we operate and such other risks, uncertainties and other factors that could affect our results, as further detailed in Ceragon’s most recent Annual Report on Form 20-F and in Ceragon’s other filings with the Securities and Exchange Commission.

Such forward-looking statements, including the risks, uncertainties and other factors that could affect our results, represent our views only as of the date they are made and should not be relied upon as representing our views as of any subsequent date. Such forward-looking statements do not purport to be predictions of future events or results and there can be no assurance that it will prove to be accurate. Ceragon may elect to update these forward-looking statements at some point in the future but the company specifically disclaims any obligation to do so except as may be required by law.

Ceragon’s public filings are available on the Securities and Exchange Commission’s website at www.sec.gov and may also be obtained from Ceragon’s website at www.ceragon.com.

ADDITIONAL INFORMATION

Ceragon has filed a definitive proxy statement and WHITE proxy card with the U.S. Securities and Exchange Commission (the “SEC”) in connection with its solicitation of proxies for the 2022 Extraordinary General Meeting of Ceragon Shareholders (the “2022 Extraordinary General Meeting”). CERAGON SHAREHOLDERS ARE STRONGLY ENCOURAGED TO READ THE DEFINITIVE PROXY STATEMENT (AND ANY AMENDMENTS AND SUPPLEMENTS THERETO) AND ACCOMPANYING WHITE PROXY CARD AS THEY CONTAIN IMPORTANT INFORMATION. Shareholders may obtain the proxy statement, any amendments or supplements to the proxy statement and other documents as and when filed by Ceragon with the SEC without charge from the SEC’s website at www.sec.gov.

Ceragon Investor & Media Contact:

Maya Lustig
Ceragon Networks
Tel. +972-54-677-8100
mayal@ceragon.com